SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS THIRD QUARTER 2006 RESULTS

São Paulo, November 9, 2006 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the third quarter 2006 (3Q06). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;

•	Hispanic Latin America (HILA): comprising (i) AmBev’s stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled operations in Northern Latin America); and

•	North America: representing the operations of the Canadian Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the third quarter 2005 (3Q05).

OPERATING AND FINANCIAL HIGHLIGHTS

Consolidated EBITDA reached R$1,824.0 million (+18.0%). EBITDA margin reached 42.1% (+250 bps).

Beer Brazil EBITDA’s grew 18.0%, achieving 48.2% margin; AmBev market share reached 68.6% during 3Q06, and sales volume increased 4.3%.

CSD & Nanc sales volume rose 10.4% in Brazil; EBITDA amounted to R$132.4 million, up 4.4% reaching 30.9% margin.

Quinsa total EBITDA grew 31.9% in US dollars, excluding the higher stake from AmBev in Quinsa.

Labatt EBITDA increased 4.5% in Canadian dollars, and the EBITDA margin reached 43.0% in North American operation.

Net earnings per thousand shares rose 23.9%. Excluding goodwill amortization, we observed a 23.4% increase in earnings per thousand shares.

Financial Highlights – AmBev Consolidated			%
R$ million	3Q06	3Q05	Change
Net revenues	4,337.3	3,910.3	10.9%
Gross profit	2,857.8	2,518.6	13.5%
EBIT	1,531.5	1,197.6	27.9%
EBITDA	1,824.0	1,546.0	18.0%
Net income	486.1	399.1	21.8%
No. of shares outstanding (millions)	64,458.2	65,580.1	-1.7%
EPS (R$/000 shares)	7.54	6.09	23.9%
EPS excl. goodwill amortization (R$/000 shares)	12.77	10.35	23.4%
EPS (US$/ADR)	0.35	0.26	33.6%
EPS excl. goodwill amortization (US$/ADR)	0.59	0.44	33.1%

Notes:
(1) Average exchange rates between Reais and US Dollars used for 3Q06 and 3Q05 were R$ 2.17/US$ and R$2.34/US$, respectively.
(2) The average exchange rate between Reais and Canadian Dollars used for 3Q06 and 3Q05 were R$1.94/CAD$ and R$1.95/CAD$, respectively.
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) Values may not add up due to rounding.
(5) Quinsa consolidation was an average of 86.6% for the quarter, being 100% in the months of August and September. AmBev’s stake in Quinsa was 91.8% in these months.

Message from AmBev Management

AmBev has once again reached the end of 3Q06 showing solid results, with an EBITDA 18.0% higher compared to 3Q05. This growth was lead by the beer operations in Brazil, which EBITDA showed an 18.0% increase and by Quinsa, which posted a 31.9% EBITDA increase in US dollars (excluding the effect of AmBev’s higher stake). The Canadian business contributed with 25.9% of the consolidated EBITDA, showing a 4.5% growth in Canadian dollars.

The operations in Brazil showed a good performance, highlighting the beer business. With market share higher than the same period of previous year (3Q06, 68.6%; 3Q05, 68.1%), a solid 4.3% growth in volume, and operating improvements, the beer business posted a 330 bps EBITDA margin increase, reaching 48.2%. The CSD & Nanc operation showed volume 10.4% higher compared to last year and a 4.4% EBITDA growth. Commenting on Ambev’s performance in Brazil, Luiz Fernando Edmond, CEO for Latin America, affirmed: “This has been another quarter in which we showed strong growth in Brazil. Despite the pressures in commodities, mainly sugar in the CSD & Nanc division, we were efficient in the utilization of resources and managed to keep costs under control. The revenues line was very positive and, with our new products, Skol Lemon, H2OH! and Brahma Black, we are confident in a good performance for the summer.”

Quinsa continues to deliver great results, with volume growing 15.3% in beer and 30.7% in soft drinks. In HILA-ex, we have obtained a positive EBITDA for the first time in the year, meeting our expectations, with highlight to the performance of soft drinks in the Dominican Republic. “We are enthusiastic about the materialization of the last stage of our alliance with Quinsa. 2006 is showing to be a year of great results and we are optimistic about future perspectives. In HILA-ex, we are still far from our objective, but I believe that we are in the right path, what is evidenced by the last results”, said Luiz Fernando Edmond.

In Canada, the continued focus in operating efficiencies and cost control drove EBTIDA growth of 4.5%. The savings captured in both COGS and SG&A helped offset industry volumes, which kept constant in the quarter, and the continued pressure in Labatt’s market share in Ontario. The challenge in this operation remains unchanged: the combination of a mature industry and intense price competition requires AmBev to aggressively reduce costs in order to increase the support of our brands and lay the ground for sustainable growth.  According to Miguel Patricio, AmBev CEO for North America, “We have been disciplined in reducing Labatt’s cost structure, balancing the flow of savings between the bottom line and investment in our brands. Labatt benefits from a healthy set of premium and specialty brands like Keith’s, Kokanee, Brahma, Stella Artois, Budweiser and Bud Light, which consistent growth has offset the decline of traditional brands like Labatt Blue”.

Third Quarter 2006 Results November 9, 2006 Pág. 3

BUSINESS PERFORMANCE BY REGION

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA
Total: R$4,337.3 million	Total: R$1,824.0 million

The chart below shows the EBITDA growth for each business unit.

EBITDA Growth (R$ Million) – 3Q06 compared to 3Q05

Third Quarter 2006 Results November 9, 2006 Pág. 4

Brazil

The AmBev Brazil business unit reached an EBITDA of R$1,153.8 million (+16.4%), representing 63.3% of AmBev’s consolidated EBITDA.

Brazil Results	Beer			CSD & Nanc			Malt and By-products			Total
R$ million	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.
Volume (‘000 hl)	15,113	14,485	4.3%	5,186	4,696	10.4%	n.a	n.a	n.a	20,299	19,181	5.8%
Net Revenue	2,082.6	1,895.7	9.9%	429.0	383.2	12.0%	41.3	46.9	-11.8%	2,552.8	2,325.8	9.8%
Net Revenue/hl	137.8	130.9	5.3%	82.7	81.6	1.4%	n.a	n.a	n.a	125.8	121.3	3.7%
COGS	(594.2)	(602.2)	-1.3%	(223.1)	(191.8)	16.3%	(21.9)	(31.0)	-29.6%	(839.2)	(825.0)	1.7%
COGS/hl	(39.3)	(41.6)	-5.4%	(43.0)	(40.8)	5.3%	n.a	n.a	n.a	(41.3)	(43.0)	-3.9%
Gross Profit	1,488.3	1,293.6	15.1%	205.8	191.3	7.6%	19.5	15.8	23.0%	1,713.6	1,500.7	14.2%
Gross Margin	71.5%	68.2%	320 bps	48.0%	49.9%	-200 bps	47.1%	33.8%	1330 bps	67.1%	64.5%	260 bps
SG&A excl. deprec. & amort.	(518.1)	(480.0)	7.9%	(79.4)	(71.1)	11.7%	(0.8)	(0.7)	9.4%	(598.3)	(551.9)	8.4%
SG&A deprec. & amort.	(104.6)	(155.0)	-32.5%	(36.3)	(49.8)	-27.1%	0.0	0.0	n.a.	(140.9)	(204.7)	-31.2%
SG&A Total	(622.7)	(635.0)	-1.9%	(115.7)	(120.9)	-4.3%	(0.8)	(0.7)	9.4%	(739.2)	(756.6)	-2.3%
% of Net Revenue	29.9%	33.5%	-360 bps	27.0%	31.5%	-460 bps	1.9%	1.6%	40 bps	29.0%	32.5%	-360 bps
EBIT	865.6	658.6	31.4%	90.1	70.5	27.9%	18.7	15.1	23.7%	974.4	744.2	30.9%
EBIT Margin	41.6%	34.7%	680 bps	21.0%	18.4%	260 bps	45.2%	32.2%	1300 bps	38.2%	32.0%	620 bps
EBITDA	1,002.8	849.6	18.0%	132.4	126.7	4.4%	18.7	15.1	23.7%	1,153.8	991.4	16.4%
EBITDA Margin	48.2%	44.8%	330 bps	30.9%	33.1%	-220 bps	45.2%	32.2%	1300 bps	45.2%	42.6%	260 bps

Beer Brazil

Volume

Beer sales volume reached 15.1 million hectoliters (+4.3%). This result reflects the Brazilian market growth and the good performance of our mainstream and premium brands, which ensured AmBev’s higher average market share (3Q06: 68.6%; 3Q05: 68.1%), information estimated by ACNielsen. In September, AmBev’s market share stood at 68.5%.

Net revenues

Net revenues from Beer Brazil operation reached R$2,082.6 million in 3Q06 (+9.9%). This increase was due to a 4.3% growth in sales volume and to a 5.3% growth in the revenues per hectoliter, which reached R$137.8. The main factors explaining this movement were (i) price increases in December 2005; (ii) increased sales volume through direct distribution; (iii) growth of the premium brands (Bohemia: + 27.8%; Original: +40.6%). Compared to 2Q06, revenues per hectoliter went down by 0.1%.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$594.2 million (-1.3%) in 3Q06. COGS per hectoliter dropped 5.4% (3Q06: R$39.3; 3Q05: R$41.6), benefited by (i) lower exchange rate implicit (3Q06: R$2.70/US$; 3Q05: R$3.02/US$); (ii) efficiency gains in production processes and reduction of input costs; (iii) higher share of returnable packages in the packages mix; and (iv) higher dilution of fixed costs due to increased volume, which more than offset the increase in the price of aluminum. Compared to 2Q06, COGS per hectoliter decreased 0.3%.

AmBev informs that it has already entered into hedge agreements for 100% of the Aluminum exposure and 92.5% of the foreign exchange exposure for 2007. The Company estimates that these agreements represent the following gains or losses per hectoliter compared to 2006:  1Q07: Dollar R$1.07, Aluminum R$-1.39, Total R$ -0.32; 2Q07: Dollar R$1.66, Aluminum R$-1.13, Total R$ 0.53; 3T07: Dollar R$1.90, Aluminum R$-0.63, Total R$ 1.27; 4T07: Dollar R$1.57, Aluminum R$0.63, Total R$ 2.20. Depending on the breakdown of the packaging mix or volume produced in the periods these amounts may not be achieved.

Third Quarter 2006 Results November 9, 2006 Pág. 5

Gross Profit

Gross profit for Beer Brazil reached R$1,488.3 million (+15.1%). Gross margin reached 71.5%, an expansion of 320 basis points.

SG&A

SG&A expenses for Beer Brazil accumulated R$622.7 million (-1.9%).

Depreciation and amortization expenses related to SG&A totaled R$104.6 million (-32.5%). These expenses decreased due to the new recording criteria of the amortization of the deferred assets generated from the merge of InBev Brasil, which is detailed in the income tax and social contribution item on page 21.

Excluding depreciation and amortization, the SG&A expenses of Beer Brazil reached R$518.1 million (+7.9%). The main reasons for this increase were: (i) fixed costs increase in line with inflation (ii) increased sales volume (iii) increased direct distribution.

Compared to 2Q06, the SG&A expenses dropped 10.5%, offsetting the higher marketing and sales expenses allocated in the 2Q06 for the World Cup.

EBIT and EBITDA

Beer Brazil’s EBIT reached R$865.6 million (+31.4%). EBIT margin increased 680 basis points, reaching 41.6%.

EBITDA for Beer Brazil accumulated R$1,002.8 million (+18.0%), with margin over net revenues of 48.2% (+330 basis points). The accumulated EBITDA in 9M06 is R$3,105.6 million, with accumulated EBITDA margin of 49.3%.

CSD & Nanc

Volume

CSD & Nanc sales volume reached 5.2 million hectoliters (+10.4%), as a result of the combination of the soft drinks market growth with the maintenance of the average market share of AmBev (3Q06: 16.7%; 3Q05: 16.7%) estimated by ACNielsen. In the Nanc segment, the highlight was Gatorade, which delivered a 47.9% increase in volume.

Net Revenues

CSD & Nanc business segment recorded net revenues of R$429.0 million (+12.0%), boosted by sales volume growth and increasing net revenues per hectoliter.

Net revenues per hectoliter increased 1.4% (3Q06: R$82.7; 3Q05: R$81.6), reflecting (i) small price increases during the year and (ii) higher share of Nanc in the segment, which were partially offset by the (ii) higher market share of multi-serve packages of 2.0 and 2.5 liters (PET).

COGS

COGS for CSD & Nanc reached R$223.1 million (+16.3%), as a result of the increased sales volume (+10.4%) and 5.3% increase in COGS per hectoliter (3Q06: R$43.0; 3Q05: R$40.8). The (i) increase in sugar and aluminum costs surpassed the gains obtained by (ii) lower implicit US dollar (3Q06: R$2.70/US$; 3Q05: R$3.02/US$); (iii) higher share of multi-serve packages of 2.0 and 2.5 liters (PET); and (iv) more efficiency and reduction of input costs.  Compared to 2Q06, COGS per hectoliter increased 14.8%, basically, due to the impact of sugar cost increase.

Third Quarter 2006 Results November 9, 2006 Pág. 6

AmBev informs that it has already entered into hedge agreements for 100% of the Aluminum and Sugar exposure and  92.5% of the foreign exchange exposure for 2007. The Company estimates that these agreements represent the following gains or losses per hectoliter compared to 2006:  1Q07: Dollar R$1.69, Aluminum and Sugar R$-3.45, Total R$-1.76; 2Q07: Dollar R$2.59, Aluminum and Sugar R$-1.76, Total R$0.83; 3Q07: Dollar R$2.91, Aluminum and Sugar R$1.06, Total R$3.97; 4Q07: Dollar R$2.34, Aluminum and Sugar R$2.32, Total R$4.66. Depending on the breakdown of the packaging mix or volume produced in the periods these amounts may not be achieved.

Gross Profit

Gross profit in the CSD & Nanc business segment reached R$205.8 million (+7.6%), while the gross margin decreased by 200 basis points, reaching 48.0%.

SG&A

CSD & Nanc operation amounted R$115.7 million (-4.3%) in SG&A expenses.

Depreciation and amortization expenses related to SG&A totaled R$36.3 million (-27.1%). These expenses decreased due to the new recording criteria of the amortization generated by the merge of InBev Brasil, which is detailed in the income tax and social contribution item on page 21.

Excluding depreciation and amortization expenses, SG&A expenses reached R$79.4 million (+11.7%). This growth is a result of (i) fixed costs growing in line with the inflation; (ii) increased volume; and (iii) increased direct distribution. Compared to 2Q06, SG&A expenses decreased 25.1%, offsetting the higher marketing and sales expenses allocated in the 2Q06 for the World Cup.

EBIT and EBITDA

EBIT for CSD & Nanc reached R$90.1 million (+27.9%). EBIT margin increased by 260 basis points, and stood at 21.0%.

EBITDA for the segment amounted to R$132.4 million (+4.4%), and EBITDA margin reduced 220 basis points to 30.9%. The accumulated EBITDA in 9M06 is R$435.2 million, with accumulated EBITDA margin of 34.3%.

Malt and By-Products

Net revenues for Malt and By-Products reached R$41.3 million (-11.8%). EBIT and EBITDA were R$18.7 million (+23.7%).

Hispanic Latin America - HILA

HILA operations achieved EBITDA of R$197.8 million (+102.7%), accounting for 10.8% of AmBev’s consolidated EBITDA.

Third Quarter 2006 Results November 9, 2006 Pág. 7

HILA Consol. Results	Quinsa			HILA-ex			Total
R$ million	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.
Volume (‘000 hl)	6,374	5,280	20.7%	1,693	1,679	0.8%	8,067	6,959	15.9%
Net Revenue	492.6	269.7	82.7%	194.1	201.6	-3.7%	686.7	471.3	45.7%
Net Revenue/hl	89.3	90.6	-1.5%	114.7	120.1	-4.5%	95.2	101.2	-6.0%
COGS	(211.9)	(118.9)	78.2%	(115.3)	(107.0)	7.7%	(327.2)	(226.0)	44.8%
COGS/hl	(38.4)	(40.0)	-3.9%	(68.1)	(63.8)	6.8%	(45.4)	(48.5)	-6.5%
Gross Profit	280.7	150.8	86.2%	78.8	94.6	-16.6%	359.5	245.4	46.5%
Gross Margin	57.0%	55.9%	110 bps	40.6%	46.9%	-630 bps	52.4%	52.1%	30 bps
SG&A excl. deprec. & amort.	(106.9)	(64.7)	65.3%	(86.4)	(103.9)	-16.9%	(193.3)	(168.6)	14.6%
SG&A deprec. & amort.	(16.8)	(10.0)	68.0%	(17.8)	(16.2)	9.7%	(34.5)	(26.2)	31.9%
SG&A Total	(123.7)	(74.6)	65.7%	(104.1)	(120.1)	-13.3%	(227.8)	(194.8)	17.0%
% of Net Revenue	25.1%	27.7%	-260 bps	53.7%	59.6%	-590 bps	33.2%	41.3%	-820 bps
EBIT	157.0	76.1	106.2%	(25.3)	(25.6)	-0.9%	131.7	50.6	160.4%
EBIT Margin	31.9%	28.2%	360 bps	-13.0%	-12.7%	-40 bps	19.2%	10.7%	840 bps
EBITDA	197.3	101.9	93.5%	0.5	(4.4)	n.m.	197.8	97.6	102.7%
EBITDA Margin	40.0%	37.8%	220 bps	0.3%	-2.2%	n.m.	28.8%	20.7%	810 bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to asure consistency

Quinsa

Average consolidation for Quinsa in the 3Q06 was 86.6% (3Q05: 59.1%), and yielded an EBITDA of R$197.3 million (+93.5%) for the Company. In US dollars, excluding the effect of Ambev’s higher stake, the EBITDA of Quinsa grew 31.9%.

Quinsa Results	Beer			CSD			Total
R$ million	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.
Volume (‘000 hl)	3,934	3,413	15.3%	2,440	1,867	30.7%	6,374	5,280	20.7%
Net Revenue	360.4	199.6	80.5%	132.2	70.1	88.7%	492.6	269.7	82.7%
Net Revenue/hl	105.8	103.8	2.0%	62.6	66.6	-6.0%	89.3	90.6	-1.5%
COGS	(125.1)	(71.6)	74.8%	(86.8)	(47.3)	83.4%	(211.9)	(118.9)	78.2%
COGS/hl	(36.7)	(37.2)	-1.3%	(41.1)	(45.0)	-8.6%	(38.4)	(40.0)	-3.9%
Gross Profit	235.2	128.0	83.8%	45.4	22.8	99.6%	280.7	150.8	86.2%
Gross Margin	65.3%	64.1%	110 bps	34.4%	32.5%	190 bps	57.0%	55.9%	110 bps
SG&A excl. deprec. & amort.	(78.4)	(49.1)	59.8%	(28.5)	(15.6)	82.7%	(106.9)	(64.7)	65.3%
SG&A deprec. & amort.	(13.8)	(7.8)	76.8%	(2.9)	(2.1)	35.6%	(16.8)	(10.0)	68.0%
SG&A Total	(92.3)	(56.9)	62.1%	(31.4)	(17.7)	77.0%	(123.7)	(74.6)	65.7%
% of Net Revenue	25.6%	28.5%	-290 bps	23.7%	25.3%	-160 bps	25.1%	27.7%	-260 bps
EBIT	143.0	71.1	101.1%	14.1	5.0	178.7%	157.0	76.1	106.2%
EBIT Margin	39.7%	35.6%	410 bps	10.6%	7.2%	340 bps	31.9%	28.2%	360 bps
EBITDA	176.6	92.4	91.2%	20.6	9.6	115.5%	197.3	101.9	93.5%
EBITDA Margin	49.0%	46.3%	270 bps	15.6%	13.7%	190 bps	40.0%	37.8%	220 bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Third Quarter 2006 Results November 9, 2006 Pág. 8

The table below presents Quinsa’s full results in US dollars, excluding the effect of AmBev’s consolidation:

Quinsa Results	Beer			CSD			Total
US$ million	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.
Volume (‘000 hl)	3,934	3,413	15.3%	2,440	1,867	30.7%	6,374	5,280	20.7%
Net Revenue	189	152	24.2%	69.5	53.5	29.8%	259	206	25.6%
Net Revenue/hl	48.1	44.7	7.7%	28.5	28.7	-0.7%	77	73	4.4%
COGS	(66.2)	(54.7)	21.1%	(45.9)	(36.1)	27.2%	(112)	(91)	23.5%
COGS/hl	(16.8)	(16.0)	5.1%	(18.8)	(19.3)	-2.7%	(36)	(35)	0.8%
Gross Profit	123.1	97.8	25.9%	23.5	17.4	35.2%	147	115	27.3%
Gross Margin	65.0%	64.1%	90 bps	33.9%	32.5%	140 bps	56.7%	55.9%	70 bps
SG&A excl. deprec. & amort.	(41.4)	(37.5)	10.5%	(15.0)	(11.9)	26.1%	(56)	(49)	14.2%
SG&A deprec. & amort.	(7.3)	(6.0)	21.4%	(1.5)	(1.6)	-5.8%	(9)	(8)	15.5%
SG&A Total	(48.7)	(43.5)	12.0%	(16.5)	(13.5)	22.2%	(65)	(57)	14.4%
% of Net Revenue	25.7%	28.5%	-280 bps	23.8%	25.3%	-150 bps	25.2%	27.7%	-250 bps
EBIT	74.4	54.3	37.0%	6.99	3.87	80.6%	81.4	58.2	39.9%
EBIT Margin	39.3%	35.6%	370 bps	10.1%	7.2%	280 bps	31.5%	28.2%	320 bps
EBITDA	92.3	70.6	30.8%	10.5	7.3	43.1%	102.75	77.88	31.9%
EBITDA Margin	48.7%	46.3%	250 bps	15.1%	13.7%	140 bps	39.7%	37.8%	190 bps

Quinsa Beer

Quinsa beer operations recorded a R$176.6 million EBITDA (+91.2%). In US dollars, excluding the effect of AmBev’s higher share, EBITDA grew 30.8%.

Quinsa Soft Drinks

Quinsa soft drinks operations reached a R$20.6 million EBITDA (+115.5%). In US dollars, excluding the effect of AmBev’s higher share, EBITDA grew 43.1%.

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) reported an EBITDA of R$0.5 million.

The net revenues drop at the operations of AmBev in the Northern Latin America (HILA-ex) was explained by (i) an increase sales volume, reaching 0.8%; (ii) an increase in net revenues per hectoliter in local currency; which were more than offset by (iii) the Brazilian currency appreciation against the currencies of HILA-ex countries. The operations which most contributed for the increase in sales were soft drinks in the Dominican Republic and beer in Peru.

The reduction in the SG&A expenses of the Ambev’s operation in the Northern Latin America (HILA-ex) has been mainly a result of higher efficiency gains in operations and lower marketing expenses, mainly in Peru and in the Dominican Republic, considering that in 3Q05 the company made significant investments to launch the beer in these two countries.

Third Quarter 2006 Results November 9, 2006 Pág. 9

HILA-ex Results	Beer			CSD			Total
R$ million	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.
Volume (‘000 hl)	834	854	-2.3%	859	825	4.1%	1,693	1,679	0.8%
Net Revenue	115.2	126.1	-8.6%	78.9	75.5	4.5%	194.1	201.6	-3.7%
Net Revenue/hl	138.1	147.7	-6.5%	91.9	91.5	0.4%	114.7	120.1	-4.5%
COGS	(61.7)	(61.5)	0.4%	(53.5)	(45.6)	17.5%	(115.3)	(107.0)	7.7%
COGS/hl	(74.0)	(72.0)	2.8%	(62.3)	(55.2)	12.8%	(68.1)	(63.8)	6.8%
Gross Profit	53.5	64.6	-17.3%	25.4	29.9	-15.3%	78.8	94.6	-16.6%
Gross Margin	46.4%	51.3%	-480 bps	32.1%	39.6%	-750 bps	40.6%	46.9%	-630 bps
SG&A excl. deprec. & amort.	(60.0)	(62.1)	-3.3%	(26.3)	(41.8)	-37.0%	(86.4)	(103.9)	-16.9%
SG&A deprec. & amort.	(11.3)	(7.8)	44.7%	(6.5)	(8.4)	-22.8%	(17.8)	(16.2)	9.7%
SG&A Total	(71.3)	(69.9)	2.0%	(32.8)	(50.2)	-34.6%	(104.1)	(120.1)	-13.3%
% of Net Revenue	61.9%	55.4%	650 bps	41.6%	66.5%	-2490 bps	53.7%	59.6%	-590 bps
EBIT	(17.9)	(5.3)	238.6%	(7.5)	(20.3)	-63.2%	(25.3)	(25.6)	-0.9%
EBIT Margin	-15.5%	-4.2%	-1130 bps	-9.5%	-26.9%	1740 bps	-13.0%	-12.7%	-40 bps
EBITDA	(2.2)	6.0	n.m.	2.7	(10.4)	n.m.	0.5	(4.4)	n.m.
EBITDA Margin	-1.9%	4.8%	n.m.	3.4%	-13.7%	n.m.	0.3%	-2.2%	n.m.

HILA-ex Beer

HILA-ex beer operations recorded a negative EBITDA of R$2.2 million, compared to R$6.0 million in 3Q05.

HILA-ex Soft Drinks

HILA-ex soft drinks operations EBITDA totaled R$2.7 million, compared to a negative result of R$10.4 million in 3Q05.

Third Quarter 2006 Results November 9, 2006 Pág. 10

North America

Labatt, AmBev’s operation in North America, reached EBITDA of R$472.4 million (+3.4%) in 3Q06 (in local currency EBITDA reached CAD$244.0 million (+4.5%)).

North America Results
CAD$ million	3Q06	3Q05	% Chg.
Volume (‘000 hl)	3,030	3,109	-2.5%
Domestic Volume	2,558	2,597	-1.5%
Exports Volume	472	512	-7.8%
Net Revenues	567.0	569.3	-0.4%
Net Revenues/hl	187.1	183.1	2.2%
Domestic Net Revenues	540.3	537.7	0.5%
Exports Net Revenues	26.6	31.6	-15.8%
Domestic Net Revenues/hl	211.2	207.1	2.0%
Exports Net Revenues/hl	56.3	61.7	-8.7%
COGS	(161.7)	(174.3)	-7.2%
COGS/hl	(53.4)	(56.1)	-4.8%
Gross Profit	405.3	395.1	2.6%
Gross Margin	71.5%	69.4%	210 bps
SG&A excl. deprec. & amort.	(177.0)	(180.6)	-2.0%
SG&A deprec. & amort.	(8.5)	(8.8)	-3.6%
SG&A Total	(185.5)	(189.3)	-2.0%
% of Net Revenues	32.7%	33.3%	-50 bps
EBIT	219.8	205.7	6.8%
EBIT Margin	38.8%	36.1%	260 bps
EBITDA	244.0	233.5	4.5%
EBITDA Margin	43.0%	41.0%	200 bps

Third Quarter 2006 Results November 9, 2006 Pág. 11

North America Results
R$ million	3Q06	3Q05	% Chg.
Volume (‘000 hl)	3,030	3,109	-2.5%
Domestic Volume	2,558	2,597	-1.5%
Exports Volume	472	512	-7.8%
Net Revenues	1,097.8	1,113.3	-1.4%
Net Revenues/hl	362.3	358.1	1.2%
COGS	(313.1)	(340.7)	-8.1%
COGS/hl	(103.3)	(109.6)	-5.7%
Gross Profit	784.6	772.5	1.6%
Gross Margin	71.5%	69.4%	210 bps
SG&A excl. deprec. & amort.	(342.8)	(352.6)	-2.8%
SG&A deprec. & amort.	(16.4)	(17.2)	-4.5%
SG&A Total	(359.2)	(369.7)	-2.8%
% of Net Revenues	32.7%	33.2%	-50 bps
EBIT	425.4	402.8	5.6%
EBIT Margin	38.8%	36.2%	260 bps
EBITDA	472.4	457.0	3.4%
EBITDA Margin	43.0%	41.0%	200 bps

Volume

Domestic volumes in Canada experienced a decline of 1.5% on the back of flat industry volumes (compared to 3.0% growth in the first half of the year) and share loss in Ontario, the one province in Canada where the discount segment is still growing. Volumes for exports to the US declined 7.8%. As a result, Labatt´s consolidated sales volume in 3Q06 declined 2.5%, reaching 3.030 million hectoliters.

Net Revenues

Labatt posted net revenues of R$1,097.8 million (-1.4%), caused by a decrease in sales volume, partially offset by the increase of net revenues per hectoliter.

In Canadian dollars, revenues per HL increased 2.2%, as a result of (i) a 2.0% increase in the domestic revenues per HL (3Q06: CAD$211.2; 3Q05: CAD$207.1), consequence of well executed revenue management initiatives in the Prairies region, British Columbia and Ontario; (ii) a 8.7% reduction in revenues per HL of exports to the United States (3Q06: CAD$56.3; 3Q05: CAD$61.7), mainly explained by a Canadian dollar appreciation of 7%; and (iii) increased share of domestic sales in Labatt sales mix (3Q06: 84.4%; 3Q05: 83.5%).

COGS

Labatt’s COGS posted an 8.1% reduction, reaching R$313.1 million, mainly impacted by a 5.7% reduction in COGS per hectoliter (3Q06: R$103.3; 3Q05: R$109.6). When compared to 2Q06, COGS per hectoliter went down by 4.4%.

In Canadian dollars, Labatt’s COGS decreased 7.2%, reaching CAD$161.7 million. This reduction was a result of the 2.5% decrease in sales volume and of the 4.8% decrease in COGS per HL (3Q06: CAD$53.4; 3Q05: CAD$56.1). This was achieved via gains in both variable and fixed production costs. On the variable side, cost benefits came from (i) continued improvements in operational effectiveness, in particular improved packaging lines efficiencies; and (ii) procurement gains in both packaging and raw materials. The reduction in fixed costs was achieved through continuous improvement in the cost base through Zero Based Budgeting at the brewery level.

Third Quarter 2006 Results November 9, 2006 Pág. 12

Gross Profit

Gross profit reached R$784.6 million (+1.6%), whereas gross margin increased 210 basis points, reaching 71.5%.

SG&A

SG&A expenses from the Labatt operation amounted to R$359.2 million (-2.8%).

Depreciation and amortization expenses related to SG&A totaled R$16.4 million (-4.5%).

SG&A expenses showed a 2.0% decrease in Canadian dollars (3Q06: CAD$185.5 million; 3Q05: CAD$189.3 million). This result is a consequence of the application of Zero Based Budgeting (ZBB) to Labatt’s administrative and non-working sales and marketing costs.

EBIT and EBITDA

In Canadian dollars, EBIT reached CAD$219.8 million (+6.8%) and EBIT margin grew 260 basis points, reaching 38.8%. In Brazilian Reais, Labatt’s EBIT reached R$425.4 million (+5.6%).

In Canadian dollars, EBITDA amounted to CAD$244.0 million (+4.5%) and EBITDA margin grew 200 basis points, reaching 43.0%. In Brazilian Reais, EBITDA for the quarter amounted to R$472.4 million (+3.4%).

Third Quarter 2006 Results November 9, 2006 Pág. 13

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements.

Volume (million hectoliters)

Revenues per HL (R$)	COGS per HL (R$)

EBITDA (R$ MM)	EBITDA Margin (%)

Third Quarter 2006 Results November 9, 2006 Pág. 14

Volume

AmBev’s consolidated volume reached 31.4 million hectoliters in 3Q06, 7.3% higher compared to the accumulated in 3Q05. The table below shows the breakdown of the net revenues per business unit, as well as the respective variation rates.

Volume	3Q06		3Q05		% Change
	(‘000 hl)	% Total	(‘000 hl)	% Total
Brazil	20,298.3	64.7%	19,180.6	65.6%	5.8%
Beer Brazil	15,112.0	48.1%	14,484.6	49.5%	4.3%
CSD & Nanc Brazil	5,186.3	16.5%	4,696.0	16.1%	10.4%
Malt and By-products	—		—
HILA	8,067.1	25.7%	6,958.9	23.8%	15.9%
Quinsa	6,374.3	20.3%	5,280.1	18.1%	20.7%
Beer	3,934.4	12.5%	3,413.1	11.7%	15.3%
Soft drinks	2,440.0	7.8%	1,867.0	6.4%	30.7%
HILA-ex	1,692.7	5.4%	1,678.8	5.7%	0.8%
Beer	833.9	2.7%	853.7	2.9%	-2.3%
Soft drinks	858.9	2.7%	825.1	2.8%	4.1%
North America	3,030.4	9.7%	3,108.8	10.6%	-2.5%

Consolidated	31,395.7	100.0%	29,248.3	100.0%	7.3%

Brasil

The volume of operations in Brazil totaled 20.3 million hectoliters (+5.8%), representing 64.7% of AmBev’s consolidated volume, with the beer operation representing 48.1% (15.1 million hectoliters) and the soft drink segment, 16.5% (5.2 million hectoliters).

Hispanic Latin America - HILA

HILA’s volume accumulated 8.1 million hectoliters (+15.9%), representing 25.7% of 3Q06 consolidated volume. Quinsa was responsible for 20.3%, totaling 6.4 million hectoliters (+20.7%), while the Company’s operations in HILA-ex represented 5.4% of the consolidated volume, with 1.7 million hectoliters (+0.8%).

North America

The volume registered in Labatt represented 9.7% of AmBev’s consolidated volume in 3Q06, totaling 3.0 million hectoliters (-2.5%).

Net Revenues

AmBev’s net revenues reached R$4,337.3 million (+10.9%). The table below details the net revenues per business unit, as well as respective variation rates.

Third Quarter 2006 Results November 9, 2006 Pág. 15

Net Revenues	3Q06		3Q05		% Change
	R$ million	% Total	R$ million	% Total
Brazil	2,552.8	58.9%	2,325.8	59.5%	9.8%
Beer Brazil	2,082.6	48.0%	1,895.7	48.5%	9.9%
CSD & Nanc Brazil	429.0	9.9%	383.2	9.8%	12.0%
Malt and By-products	41.3	1.0%	46.9	1.2%	-11.8%
HILA	686.7	15.8%	471.3	12.1%	45.7%
Quinsa	492.6	11.4%	269.7	6.9%	82.7%
Beer	360.4	8.3%	199.6	5.1%	80.5%
Soft drinks	132.2	3.0%	70.1	1.8%	88.7%
HILA-ex	194.1	4.5%	201.6	5.2%	-3.7%
Beer	115.2	2.7%	126.1	3.2%	-8.6%
Soft drinks	78.9	1.8%	75.5	1.9%	4.5%
North America	1,097.8	25.3%	1,113.3	28.5%	-1.4%

Consolidated	4,337.3	100.0%	3,910.3	100.0%	10.9%

Brazil

Brazilian operations are Ambev’s main sources of revenues and accounted for 58.9% of consolidated net revenues in 3Q06, totaling R$2,552.8 million.  Their main business is beer sales, which generated R$2,082.6 million (+9.9%) of net revenues, corresponding to 48.0% of the total and 81.6% of the Brazilian revenues. CSD & Nanc segment accounted for 9.9% of consolidated net revenues, reaching R$429.0 million (+12.0%), while malt and by-products sales totaled R$41.3 million (-11.8%).

Hispanic Latin America - HILA

Hispanic Latin America division operations, or HILA, became more representative in AmBev’s consolidated net revenues (3Q06: 15.8%; 3Q05: 12.1%), amounting to R$686.7 million (+45.7%) in 3Q06. This increased contribution is mainly a result of a higher consolidation of Quinsa (3Q06: 86.6%; 3Q05: 59.8%), which corresponded to 11.4% of total revenues in 3Q06, achieving R$492.6 million (+82.7%). The operations in Northern Latin America (HILA-ex) represented 4.5% of the Company’s total net revenues, accounting for R$194.1 million (-3.7%).

North America

AmBev’s North America operation through Labatt Brewing Company Limited (Labatt), accounted for 25.3% of the consolidated net revenues, amounting to R$1,097.8 million (-1.4%).

COGS

AmBev’s COGS recorded R$1,479.5 million (+6.3%). The table below shows the breakdown of COGS per business unit, as well as the respective variation rates.

Third Quarter 2006 Results November 9, 2006 Pág. 16

COGS	3Q06			3Q05			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	(839.2)	56.7%	32.9%	(825.0)	59.3%	35.5%	1.7%
Beer Brazil	(594.2)	40.2%	28.5%	(602.2)	43.3%	31.8%	-1.3%
CSD & Nanc Brazil	(223.1)	15.1%	52.0%	(191.8)	13.8%	50.1%	16.3%
Malt and By-products	(21.9)	1.5%	52.9%	(31.0)	2.2%	66.2%	n.m.
HILA	(327.2)	22.1%	47.6%	(226.0)	16.2%	47.9%	44.8%
Quinsa	(211.9)	14.3%	43.0%	(118.9)	8.5%	44.1%	78.2%
Beer	(125.1)	8.5%	34.7%	(71.6)	5.1%	35.9%	74.8%
Soft drinks	(86.8)	5.9%	65.6%	(47.3)	3.4%	67.5%	83.4%
HILA-ex	(115.3)	7.8%	59.4%	(107.0)	7.7%	53.1%	7.7%
Beer	(61.7)	4.2%	53.6%	(61.5)	4.4%	48.7%	0.4%
Soft drinks	(53.5)	3.6%	67.9%	(45.6)	3.3%	60.4%	17.5%
North America	(313.1)	21.2%	28.5%	(340.7)	24.5%	30.6%	-8.1%

Consolidated	(1,479.5)	100.0%	34.1%	(1,391.7)	100.0%	35.6%	6.3%

Brazil

COGS of operations in Brazil amounted to R$839.2 million (+1.7%), accounting for 56.7% of AmBev’s consolidated COGS, being beer operations responsible for 40.2% (R$594.2 million), soft drinks division segment responsible for 15.1% (R$223.1 million) and malt and By-products for 1.5% (R$21.9 million).

Hispanic Latin America - HILA

COGS for HILA business unit accumulated R$327.2 million (+44.8%), representing 22.1% of 3Q06 consolidated COGS. Quinsa accounted for 14.3%, mainly due to the higher consolidation of Quinsa (3Q06: 86.6%; 3Q05: 59.8%), totaling R$211.9 million (+78.2%), while the Company’s operations in HILA-ex accounted for 7.8% of the consolidated COGS, recording R$115.3 million (+7.7%).

North America

COGS recorded at Labatt accounted for 21.2% of AmBev’s consolidated COGS, amounting to R$313.1 million (-8.1%).

Third Quarter 2006 Results November 9, 2006 Pág. 17

Gross Profit

The following table presents the gross profit breakdown per business unit, as well as the respective margins and variation rates. The company highlights the 150 basis points increase obtained in the consolidated contribution margin, reaching 65.9%.

Gross Profit	3Q06			3Q05			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	1,713.6	60.0%	67.1%	1,500.7	59.6%	64.5%	14.2%
Beer Brazil	1,488.3	52.1%	71.5%	1,293.6	51.4%	68.2%	15.1%
CSD & Nanc Brazil	205.8	7.2%	48.0%	191.3	7.6%	49.9%	7.6%
Malt and By-products	19.5	0.7%	47.1%	15.8	0.6%	33.8%	23.0%
HILA	359.5	12.6%	52.4%	245.4	9.7%	52.1%	46.5%
Quinsa	280.7	9.8%	57.0%	150.8	6.0%	55.9%	86.2%
Beer	235.2	8.2%	65.3%	128.0	5.1%	64.1%	83.8%
Soft drinks	45.4	1.6%	34.4%	22.8	0.9%	32.5%	99.6%
HILA-ex	78.8	2.8%	40.6%	94.6	3.8%	46.9%	-16.6%
Beer	53.5	1.9%	46.4%	64.6	2.6%	51.3%	-17.3%
Soft drinks	25.4	0.9%	32.1%	29.9	1.2%	39.6%	-15.3%
North America	784.6	27.5%	71.5%	772.5	30.7%	69.4%	1.6%

Consolidated	2,857.8	100.0%	65.9%	2,518.6	100.0%	64.4%	13.5%

SG&A

AmBev’s SG&A expenses totaled R$1,326.3 million (+0.4%). The table below shows the breakdown of SG&A expenses per business unit, as well as the respective variation taxes.

SG&A	3Q06			3Q05			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	(739.2)	55.7%	29.0%	(756.6)	57.3%	32.5%	-2.3%
Beer Brazil	(622.7)	47.0%	29.9%	(635.0)	48.1%	33.5%	-1.9%
CSD & Nanc Brazil	(115.7)	8.7%	27.0%	(120.9)	9.1%	31.5%	-4.3%
Malt and By-products	(0.8)	0.1%	1.9%	(0.7)	0.1%	1.6%	9.4%
HILA	(227.8)	17.2%	33.2%	(194.8)	14.7%	41.3%	17.0%
Quinsa	(123.7)	9.3%	25.1%	(74.6)	5.7%	27.7%	65.7%
Beer	(92.3)	7.0%	25.6%	(56.9)	4.3%	28.5%	62.1%
Soft drinks	(31.4)	2.4%	23.7%	(17.7)	1.3%	25.3%	77.0%
HILA-ex	(104.1)	7.9%	53.7%	(120.1)	9.1%	59.6%	-13.3%
Beer	(71.3)	5.4%	61.9%	(69.9)	5.3%	55.4%	2.0%
Soft drinks	(32.8)	2.5%	41.6%	(50.2)	3.8%	66.5%	-34.6%
North America	(359.2)	27.1%	32.7%	(369.7)	28.0%	33.2%	-2.8%

Consolidated	(1,326.3)	100.0%	30.6%	(1,321.1)	100.0%	33.8%	0.4%

Brazil

SG&A expenses of operations in Brazil amounted to R$739.2 million (-2,3%), accounting for 55.7% of AmBev’s consolidated SG&A expenses. The beer operation accounted for 47.0% (R$622.7 million), CSD & Nanc segment for 8.7% (R$115.7 million), and malt and by-products operation for 0.1% (R$0.8 million).

Third Quarter 2006 Results November 9, 2006 Pág. 18

Hispanic Latin America - HILA

SG&A expenses of HILA business unit accounted for 17.2% of the consolidated SG&A expenses, accumulating R$227.8 million (+17.0%). Quinsa accounted for 9.3%, mainly due to the higher consolidation of Quinsa (3Q06: 86.6%; 3Q05: 59.8%), totaling R$123.7 million (+65.7%). The Company’s operations in the Northern Latin America, HILA-ex, recorded R$104.1 million (-13.3%), accounting for 7.9% of the consolidated SG&A expenses, a lower share compared to the same period of previous year, basically due to higher investments made in 2005 to launch Brahma in Peru and in the Dominican Republic.

North America

SG&A recorded in Labatt accounted for 27.1% of AmBev’s consolidated SG&A, amounting to R$359.2 million (-2.8%).

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit, as well as the respective margins and variation rates. We point out the 250 basis points increase in the consolidated EBITDA margin.

EBIT	3Q06			3Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	974.4	63.6%	38.2%	744.2	62.1%	32.0%	30.9%
Beer Brazil	865.6	56.5%	41.6%	658.6	55.0%	34.7%	31.4%
CSD & Nanc Brazil	90.1	5.9%	21.0%	70.5	5.9%	18.4%	27.9%
Malt and By-products	18.7	1.2%	45.2%	15.1	1.3%	32.2%	23.7%
HILA	131.7	8.6%	19.2%	50.6	4.2%	10.7%	160.4%
Quinsa	157.0	10.3%	31.9%	76.1	6.4%	28.2%	106.2%
Beer	143.0	9.3%	39.7%	71.1	5.9%	35.6%	101.1%
Soft drinks	14.1	0.9%	10.6%	5.0	0.4%	7.2%	178.7%
HILA-ex	(25.3)	-1.7%	-13.0%	(25.6)	-2.1%	-12.7%	-0.9%
Beer	(17.9)	-1.2%	-15.5%	(5.3)	-0.4%	-4.2%	238.6%
Soft drinks	(7.5)	-0.5%	-9.5%	(20.3)	-1.7%	-26.9%	-63.2%
North America	425.4	27.8%	38.8%	402.8	33.6%	36.2%	5.6%

Consolidated	1,531.5	100.0%	35.3%	1,197.6	100.0%	30.6%	27.9%

EBITDA	3Q06			3Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	1,153.8	63.3%	45.2%	991.4	64.1%	42.6%	16.4%
Beer Brazil	1,002.8	55.0%	48.2%	849.6	55.0%	44.8%	18.0%
CSD & Nanc Brazil	132.4	7.3%	30.9%	126.7	8.2%	33.1%	4.4%
Malt and By-products	18.7	1.0%	45.2%	15.1	1.0%	32.2%	23.7%
HILA	197.8	10.8%	28.8%	97.6	6.3%	20.7%	102.7%
Quinsa	197.3	10.8%	40.0%	101.9	6.6%	37.8%	93.5%
Beer	176.6	9.7%	49.0%	92.4	6.0%	46.3%	91.2%
Soft drinks	20.6	1.1%	15.6%	9.6	0.6%	13.7%	115.5%
HILA-ex	0.5	0.0%	0.3%	(4.4)	-0.3%	-2.2%	n.m.
Beer	(2.2)	-0.1%	-1.9%	6.0	0.4%	4.8%	n.m.
Soft drinks	2.7	0.1%	3.4%	(10.4)	-0.7%	-13.7%	n.m.
North America	472.4	25.9%	43.0%	457.0	29.6%	41.0%	3.4%

Consolidated	1,824.0	100.0%	42.1%	1,546.0	100.0%	39.5%	18.0%

Third Quarter 2006 Results November 9, 2006 Pág. 19

Breakdown EBIT to Net Income

The table below present the lines between EBIT and Net Income, as well as the respective margins and variation rates.

AmBev Consolidated
R$ million	3Q06	3Q05%
EBIT	1,531.5	1,269.9	20.6%
% of sales	35.3%	30.6%

Provisions, Net	(160.3)	(31.9)	402.1%
Other Operating (Expense)	(268.9)	(311.5)	-13.7%
Equity Income	0.5	0.5	2.5%
Interest Expense	(326.4)	(257.3)	26.9%
Interest Income	52.9	15.1	249.0%
Net Interest Income (Expense)	(273.6)	(242.2)	13.0%
Non-Operating Income (Expense)	2.0	(6.4)	n.m.
Income Before Taxes	831.3	678.4	22.5%
Provision for Income Tax/Social Contrib.	(257.8)	(222.4)	15.9%
Provision for Profit Sharing & Bonuses	(85.4)	(54.8)	55.9%
Minority Interest	(2.1)	(2.2)	-4.2%

Net Income	486.1	399.1	21.8%
% of sales	11.2%	10.2%

Provisions for Contingencies

The provisions for contingencies showed a negative result of R$172.0 million. The main accrued amount in this quarter is the provision of R$133.0 million related to the settlement with Banco de Investimentos Credit Suisse S/A, Credit Suisse “Próprio” Fundo de Investimentos em Ações and Brazilian Securities (Netherlands) B.V. (together, “CS Parties”) in connection with litigation brought by such parties against AmBev relating to warrants issued by Companhia Cervejaria Brahma, announced on October 5, 2006.

Other Operating Income/Expenses

The net result of other operating income/expenses was a R$268.9 million loss. The main factors contributing to this total were the following:

-	Goodwill amortization expense related to the acquisition of Labatt, amounting to R$242.5 million.

-	Goodwill amortization expense related to the acquisition of interest in Quinsa, amounting to R$64.8 million, of which R$39.0 million related to the transaction announced on August 8, 2006.

Third Quarter 2006 Results November 9, 2006 Pág. 20

Financial Result

Financial result was a R$273.6 million loss. The table below shows the breakdown of the main lines composing this amount:

Breakdown of Net Financial Result	3Q06	3Q05
R$ million
Financial income
Financial income on cash and cash equivalents	28.4	28.6
Foreign exchange gains (losses) on assets	0.6	(16.2)
Interest income on stock ownership plan	2.2	1.0
Interest on taxes, contributions and judicial deposits	17.1	1.1
Other	4.5	0.6

Total	52.9	15.1
Financial expense
Interest expense on local currency debt	66.2	21.3
Interest and Foreign Exchange gains (losses) on intercompany loans	1.0	3.4
Interest expense on foreign currency debt	127.0	125.0
Foreign exchange gains (losses) on debt	4.5	(159.2)
Net losses from derivative instruments	67.9	205.5
Taxes on financial transactions	40.7	32.3
Interest on contingencies and other	11.8	18.4
Other	7.3	10.7

Total	326.4	257.3
Net Financial Result	(273.6)	(242.2)

The company emphasizes that, according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations shall be recorded in accrual basis; assets referring to the same types of operations shall be recorded in the lowest value between the market value and accrual basis.

The Company’s total debt increased R$2,031.8 million when compared to 2Q06, while its cash and cash & equivalents went down by R$0.2 million. Therefore, a R$2,032.0 million increase in AmBev’s net debt was recorded due to the issuance, on August 2006, of debentures for the payment of the second part of the transaction with Quinsa. As the debentures were issued in the local market, there was, in 3Q06, a change in the debt mix, with a higher pressure on the local currency debt. The Company estimates that the ratio between its net debt and EBITDA accumulated over the past 12 months is at 1.0x.

The table below details AmBev’s consolidated debt profile:

	3Q06	3Q06	3Q06
Debt Breakdown	Short	Long	Total
R$ million	Term	Term
Local Currency	383.7	3,234.9	3,618.6
Foreign Currency	722.0	4,523.6	5,245.6

Consolidated Debt	1,105.7	7,758.6	8,864.3

Cash and Equivalents, and Securities			1,580.8

Net Debt			7,283.5

Third Quarter 2006 Results November 9, 2006 Pág. 21

Non-Operating Income and Expenses

The net result from non-operating income and expenses showed a R$2.0 million gain.

Income Tax and Social Contribution

Provision for income tax and social contribution stood at R$257.8 million, which represents an effective rate of 34.6%. The table below presents the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	3Q06
R$ million
Net income before taxes and profit sharing	831.3
Provision for Profit Sharing & Bonuses	(85.4)
Net income before income tax, social contribution and minorities	745.9

Income tax and social contribution at nominal tax rate (34%)	(253.6)
Adjustments to effective rate:
Interest on own capital	86.8
Income from foreign non-taxable subsidiaries	8.5
Equity gains from subsidiaries	10.5
Amortization of non-deductible goodwill	(92.3)
Exchange Rate tax effect hedge	13.7
Tax Retention	(17.7)
Exchange variations over investments	(2.5)
Permanent additions/reductions and other	(11.2)
Total income taxes and social contribution	(257.8)
Effective income tax and social contribution rate	34.6%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7
Total income taxes and social contribution excluding fiscal benefit effect	(170.1)
Effective income tax and social contribution rate adjusted for fiscal benefit	25.8%

Ambev highlights that it has changed the recording criteria of effects resulting from the incorporation of InBev Brasil, aiming to adjust it to what mostly represents the core of the transaction in agreement with the provisions in CVM Instructions 319/99 and 349/2001.

Such modification does not bring any change to the company’s Net Income, the amount of income tax and social contribution paid by the company or its cash generation, the capacity or limit of payment of dividends, or the form or amount of offset of the controller by the goodwill amortization benefit.

As of 3Q06, the company performs the following changes:

(i)          Balance Sheet: The InBev Brasil goodwill net of its provision used to be allocated in the line of “Deferred Expenses” in permanent assets, and it is now allocated in the line of “Deferred Income Tax and Social Contribution” in current assets and/or non-current liabilities, according to the estimates of its realization.

(ii)         Income statement: The deferred assets amortization net of the provision amortization used to be allocated in the line “Depreciation and Amortization Expense”, and it is now allocated in the line of expense with “Income Tax and Social Contribution”.

Third Quarter 2006 Results November 9, 2006 Pág. 22

The practical effect of such change is that, previously, the company’s Income Statement reflected a depreciation expense offset by an economy of income tax and social contribution in the same amount. As from the present moment, such expense is allocated in the same line as the income tax and social contribution benefit, causing the effects to be void in the Income Statement.

In order to provide a better understanding of the transaction, as of 3Q06, Ambev will disclose the effective rate according to the new accounting, as well as the reconciliation for the effective rate following the previous accounting criteria. The difference between both rates is the tax benefit of goodwill amortization, which generates an income tax and social contribution expense without effect to the company’s cash.

Profit Sharing and Contributions

AmBev has provisioned R$85.4 million for the payment of employee profit sharing. The payment of bonus, however, will only occur should the Company achieve its corporate goals in 2006.

Minority Interest

Minority interests in AmBev’s subsidiaries summed up a gain of R$2.1 million.

Net Income

AmBev posted net income of R$486.1 million (+21.8%). Net earnings per thousand shares stood at R$7.5, up by 23.9%.

Shareholding Structure

The table below shows AmBev’s shareholding structure breakdown on September 30, 2006.

AmBev Shareholding Structure
June 30rd, 2006
	ON	% Outs	PN	% Outs	Total	% Outs
InBev	25,162,442,593	72.93%	11,825,024,763	39.47%	36,987,467,356	57.38%
FAHZ	5,463,551,293	15.84%	52,859,763	0.18%	5,516,411,056	8.56%
Market	3,875,045,542	11.23%	18,079,288,089	60.35%	21,954,333,631	34.06%

Outstanding	34,501,039,428	100.00%	29,957,172,615	100.00%	64,458,212,043	100.00%
Treasury	13,553,843		1,425,470,749		1,439,024,592
TOTAL	34,514,593,271		31,382,643,364		65,897,236,635

Free float bovespa	3,331,555,142	9.66%	11,495,339,689	38.37%	14,826,894,831	23.00%
Free float NYSE	543,490,400	1.58%	6,583,948,400	21.98%	7,127,438,800	11.06%

Third Quarter 2006 Results November 9, 2006 Pág. 23

RECONCILIATION OF PREVIOUS STATEMENTS

The table below reconciles the statements of 2Q06, 1Q06 and 2005 after the reclassification of the deferred assets of AmBev Brasil:

R$ Million	3Q06	2Q06	1Q06	2005
Net income before income tax, social contribution and minorities, as disclosed in Q206, Q106 and 2005	658.2	604.4	922.3	2,374.0

Reclassification - Fiscal benefit from the InBev Brasil incorporation	87.7	87.8	87.8	175.2

Net income before income tax, social contribution and minorities - reclassified - new format	745.9	692.1	1,010.1	2,549.2

Income tax and social contribution at nominal tax rate (34%)	(253.6)	(235.3)	(343.4)	(866.7)

Interest on own capital	86.8	84.1	128.5	253.0
Income from foreign non-taxable subsidiaries	8.5	(3.8)	(95.1)	(174.1)
Equity gains from subsidiaries	10.5	13.5	13.4	51.6
Amortization of non-deductible goodwill	(92.3)	(82.5)	(51.4)	(327.0)
Exchange Rate tax effect hedge	13.7	87.0	0.0	0.0
Tax retention	(17.7)	(47.0)	0.0	0.0
Exchange variations over investments	(2.5)	(18.2)	(27.1)	(44.3)
Permanent additions/reductions and other	(11.2)	(24.5)	10.7	87.3

Total income taxes and social contribution - new format	(257.8)	(226.7)	(364.4)	(1,020.3)

Fiscal benefit from the InBev Brasil incorporation - reconciliation with previous accounting	87.7	87.8	87.8	175.2

Total income taxes and social contribution as disclosed in Q206, Q106 and 2005	(170.1)	(139.0)	(276.7)	(845.1)

Effective income tax and social contribution rate after reclassification	34.6%	32.8%	36.1%	40.0%

Effective income tax and social contribution rate as disclosed in Q206, Q106 and 2005	25.8%	23.0%	30.0%	35.6%

Third Quarter 2006 Results November 9, 2006 Pág. 24

RECENT EVENTS

(i) Settlement Credit Suisse S/A

On October 5, 2006 AmBev reached a settlement with Banco de Investimentos Credit Suisse S/A, Credit Suisse “Próprio” Fundo de Investimentos em Ações and Brazilian Securities (Netherlands) B.V. (together, “CS Parties”) in connection with litigation brought by such parties against AmBev relating to warrants issued by Companhia Cervejaria Brahma. All parties to the litigation have agreed to waive their alleged claims and have agreed that all claims should be withdrawn. AmBev will pay the CS Parties an aggregate amount in cash equal to U.S.$52 million. The warrants will not be exercised and, as a result, there will be no issue of shares by AmBev.

The company provisioned R$133.0 million as a likely loss relating to this process.

AmBev and Credit Suisse have reestablished their business relationship and AmBev has agreed to retain Credit Suisse to provide it with customary banking services.

(ii) Sale of brands Bieckert, Palermo and Imperial

On October 12, 2006, AmBev announced that Quinsa selected Inversora Cervecera, a consortium headed by Mr. Ernesto Gutiérrez, to acquire the Palermo, Bieckert and Imperial brands, and the Lujan brewery.  The sale of these assets was required by Argentine anti-trust authorities in connection with the approval of the strategic alliance with AmBev in 2003.

Quinsa has submitted the transaction to Argentine anti-trust authorities for approval.

(iii) Assessment on offshore profits taxation

On  October 26 2006 , the tax payer counsel published the decision recognizing the tax treaty between Brazil and Spain as being valid, excluding the Brazilian taxation of profits obtained by the Jalua Spain subsidiary.

As a result, the proceeding in the amount of R$562.7 million may be reclassified to remote loss.

Third Quarter 2006 Results November 9, 2006 Pág. 25

GUIDANCE 2006

AmBev is reviewing the estimates:

-  of EBITDA growth in US dollar for 2006 in its business unit Quinsa, from 8.0% to 10.0% to 16.0% to 20.0%.

-  of HILA-ex Net Revenues growth in reais for 2006, from 15% to 10% to a drop between -6% and -3%.

-  of the HILA-ex EBITDA margin for 2006, from 0% to 2% to -7% to -4%.

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates, based on information currently available about the future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, plans and assumptions contained in this press release that do not describe historical facts, such as information contained in the section “Guidance 2006” or referred to gain/losses estimates with hedge agreements, as well as information regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and expectations, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions and expectations could cause actual results to differ materially from that mentioned or suggested by current expectations or estimates.

Third Quarter 2006 Results November 9, 2006 Pág. 26

3Q06 RESULTS CONFERENCE CALL

Speakers	Luiz Fernando Edmond
CEO Latin America
Miguel Patricio
CEO North America
João Castro Neves
CFO and Investor Relations Officer
Francisco de Sá Neto
CSD & Nanc Officer

Language	English

Date	November 10th, 2006 (Friday)

Time	11:00 (Brasília time)
8:00 (EST)

Phone numbers	1-973-935-8893

Code	8068536

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
(5511) 2122-1415	(5511) 2122-1414
ri@ambev.com.br	acica@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2006 Results November 9, 2006 Pág. 27

AmBev - Segment Financial Information
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	3Q06	3Q05%		3Q06	3Q05%		3Q06	3Q05%		3Q06	3Q05%
Volumes (000 hl)	15,113	14,485	4.3%	5,186	4,696	10.4%				20,299	19,181	5.8%
R$ million
Net Sales	2,082.6	1,895.7	9.9%	429.0	383.2	12.0%	41.3	46.9	-11.8%	2,552.8	2,325.8	9.8%
COGS	(594.2)	(602.2)	-1.3%	(223.1)	(191.8)	16.3%	(21.9)	(31.0)	-29.6%	(839.2)	(825.0)	1.7%
Gross Profit	1,488.3	1,293.6	15.1%	205.8	191.3	7.6%	19.5	15.8	23.0%	1,713.6	1,500.7	14.2%
SG&A	(622.7)	(635.0)	-1.9%	(115.7)	(120.9)	-4.3%	(0.8)	(0.7)	9.4%	(739.2)	(756.6)	-2.3%
EBIT	865.6	658.6	31.4%	90.1	70.5	27.9%	18.7	15.1	23.7%	974.4	744.2	30.9%
Depr. & Amort.	(137.2)	(191.0)	-28.2%	(42.2)	(56.3)	-24.9%	0.0	0.0	n.m.	(179.4)	(247.2)	-27.4%
EBITDA	1,002.8	849.6	18.0%	132.4	126.7	4.4%	18.7	15.1	23.7%	1,153.8	991.4	16.4%
% of Total EBITDA	55.0%	55.0%		7.3%	8.2%		1.0%	1.0%		63.3%	64.1%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.5%	-31.8%		-52.0%	-50.1%		-52.9%	-66.2%		-32.9%	-35.5%
Gross Profit	71.5%	68.2%		48.0%	49.9%		47.1%	33.8%		67.1%	64.5%
SG&A	-29.9%	-33.5%		-27.0%	-31.5%		-1.9%	-1.6%		-29.0%	-32.5%
EBIT	41.6%	34.7%		21.0%	18.4%		45.2%	32.2%		38.2%	32.0%
Depr. & Amort.	-6.6%	-10.1%		-9.8%	-14.7%		0.0%	0.0%		-7.0%	-10.6%
EBITDA	48.2%	44.8%		30.9%	33.1%		45.2%	32.2%		45.2%	42.6%

Per Hectoliter (R$/hl)
Net Sales	137.8	130.9	5.3%	82.7	81.6	1.4%			0.0%	125.8	121.3	3.7%
COGS	(39.3)	(41.6)	-5.4%	(43.0)	(40.8)	5.3%			0.0%	(41.3)	(43.0)	-3.9%
Gross Profit	98.5	89.3	10.3%	39.7	40.7	-2.6%			0.0%	84.4	78.2	7.9%
SG&A	(41.2)	(43.8)	-6.0%	(22.3)	(25.7)	-13.3%			0.0%	(36.4)	(39.4)	-7.7%
EBIT	57.3	45.5	26.0%	17.4	15.0	15.8%			0.0%	48.0	38.8	23.7%
Depr. & Amort.	(9.1)	(13.2)	-31.2%	(8.1)	(12.0)	-32.0%			0.0%	(8.8)	(12.9)	-31.4%
EBITDA	66.4	58.7	13.1%	25.5	27.0	-5.4%			0.0%	56.8	51.7	10.0%

AmBev - Segment Financial Information
	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)
	3Q06	3Q05%		3Q06	3Q05%		3Q06	3Q05%
Volumes (000 hl)	8,067	6,959	15.9%	3,030	3,109	-2.5%	31,396	29,248	7.3%
R$ million
Net Sales	686.7	471.3	45.7%	1,097.8	1,113.3	-1.4%	4,337.3	3,910.3	10.9%
COGS	(327.2)	(226.0)	44.8%	(313.1)	(340.7)	-8.1%	(1,479.5)	(1,391.7)	6.3%
Gross Profit	359.5	245.4	46.5%	784.6	772.5	1.6%	2,857.8	2,518.6	13.5%
SG&A	(227.8)	(194.8)	17.0%	(359.2)	(369.7)	-2.8%	(1,326.3)	(1,321.1)	0.4%
EBIT	131.7	50.6	160.4%	425.4	402.8	5.6%	1,531.5	1,197.6	27.9%
Depr. & Amort.	(66.1)	(47.0)	40.6%	(47.0)	(54.2)	-13.2%	(292.5)	(348.4)	-16.0%
EBITDA	197.8	97.6	102.7%	472.4	457.0	3.4%	1,824.0	1,546.0	18.0%
% of Total EBITDA	10.8%	6.3%		25.9%	29.6%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	1.0		100.0%	100.0%
COGS	-47.6%	-47.9%		-28.5%	(0.3)		-34.1%	-35.6%
Gross Profit	52.4%	52.1%		71.5%	0.7		65.9%	64.4%
SG&A	-33.2%	-41.3%		-32.7%	(0.3)		-30.6%	-33.8%
EBIT	19.2%	10.7%		38.8%	0.4		35.3%	30.6%
Depr. & Amort.	-9.6%	-10.0%		-4.3%	(0.0)		-6.7%	-8.9%
EBITDA	28.8%	20.7%		43.0%	0.4		42.1%	39.5%

Per Hectoliter (R$/hl)
Net Sales	95.2	101.2	-6.0%	362.3	358.1	1.2%	142.0	145.1	-2.1%
COGS	(45.4)	(48.5)	-6.5%	(103.3)	(109.6)	-5.7%	(48.4)	(51.7)	-6.2%
Gross Profit	49.8	52.7	-5.4%	258.9	248.5	4.2%	93.6	93.5	0.1%
SG&A	(31.6)	(41.8)	-24.5%	(118.5)	(118.9)	-0.3%	(43.4)	(49.0)	-11.4%
EBIT	18.3	10.9	68.1%	140.4	129.6	8.3%	50.1	44.4	12.8%
Depr. & Amort.	(9.2)	(10.1)	-9.3%	(15.5)	(17.4)	-10.9%	(9.6)	(12.9)	-25.9%
EBITDA	27.4	21.0	30.8%	155.9	147.0	6.1%	59.7	57.4	4.1%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

Third Quarter 2006 Results November 9, 2006 Pág. 28

AmBev - Segment Financial Information
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Malt and By-products			Total AmBev Brazil (1)
	9M06	9M05%		9M06	9M05%		9M06	9M05%		9M06	9M05%
Volumes (000 hl)	45,729	43,279	5.7%	15,423	13,951	10.5%				61,151	57,230	6.9%
R$ million
Net Sales	6,299.9	5,588.7	12.7%	1,268.1	1,147.1	10.5%	87.2	112.6	-22.6%	7,655.1	6,848.5	11.8%
COGS	(1,790.3)	(1,780.2)	0.6%	(612.4)	(598.5)	2.3%	(36.8)	(57.3)	-35.8%	(2,439.5)	(2,436.1)	0.1%
Gross Profit	4,509.6	3,808.5	18.4%	655.6	548.6	19.5%	50.3	55.3	-8.9%	5,215.5	4,412.4	18.2%
SG&A	(1,820.4)	(1,672.8)	8.8%	(347.2)	(304.0)	14.2%	(2.6)	(2.4)	7.6%	(2,170.2)	(1,979.3)	9.6%
EBIT	2,689.1	2,135.7	25.9%	308.5	244.6	26.1%	47.8	52.9	-9.7%	3,045.4	2,433.1	25.2%
Depr. & Amort.	(416.5)	(441.5)	-5.7%	(126.8)	(125.6)	0.9%	0.0	0.0	n.m.	(543.3)	(567.1)	-4.2%
EBITDA	3,105.7	2,577.2	20.5%	435.2	370.1	17.6%	47.8	52.9	-9.7%	3,588.7	3,000.2	19.6%
% of Total EBITDA	60.7%	58.4%		8.5%	8.4%		0.9%	1.2%		70.1%	67.9%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.4%	-31.9%		-48.3%	-52.2%		-42.3%	-50.9%		-31.9%	-35.6%
Gross Profit	71.6%	68.1%		51.7%	47.8%		57.7%	49.1%		68.1%	64.4%
SG&A	-28.9%	-29.9%		-27.4%	-26.5%		-2.9%	-2.1%		-28.3%	-28.9%
EBIT	42.7%	38.2%		24.3%	21.3%		54.8%	47.0%		39.8%	35.5%
Depr. & Amort.	-6.6%	-7.9%		-10.0%	-10.9%		0.0%	0.0%		-7.1%	-8.3%
EBITDA	49.3%	46.1%		34.3%	32.3%		54.8%	47.0%		46.9%	43.8%

Per Hectoliter (R$/hl)
Net Sales	137.8	129.1	6.7%	82.2	82.2	0.0%			0.0%	125.2	119.7	4.6%
COGS	(39.1)	(41.1)	-4.8%	(39.7)	(42.9)	-7.4%			0.0%	(39.9)	(42.6)	-6.3%
Gross Profit	98.6	88.0	12.1%	42.5	39.3	8.1%			0.0%	85.3	77.1	10.6%
SG&A	(39.8)	(38.7)	3.0%	(22.5)	(21.8)	3.3%			0.0%	(35.5)	(34.6)	2.6%
EBIT	58.8	49.3	19.2%	20.0	17.5	14.1%			0.0%	49.8	42.5	17.1%
Depr. & Amort.	(9.1)	(10.2)	-10.7%	(8.2)	(9.0)	-8.7%			0.0%	(8.9)	(9.9)	-10.3%
EBITDA	67.9	59.5	14.0%	28.2	26.5	6.4%			0.0%	58.7	52.4	11.9%

AmBev - Segment Financial Information
	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)
	9M06	9M05%		9M06	9M05%		9M06	9M05%
Volumes (000 hl)	24,686	21,533	14.6%	8,277	8,246	0.4%	94,114	87,008	8.2%
R$ million
Net Sales	1,727.2	1,430.6	20.7%	2,961.9	3,031.2	-2.3%	12,344.2	11,310.2	9.1%
COGS	(822.9)	(666.6)	23.4%	(890.3)	(992.4)	-10.3%	(4,152.7)	(4,095.1)	1.4%
Gross Profit	904.3	764.0	18.4%	2,071.6	2,038.8	1.6%	8,191.5	7,215.1	13.5%
SG&A	(648.0)	(537.4)	20.6%	(1,115.2)	(1,155.0)	-3.4%	(3,933.3)	(3,671.6)	7.1%
EBIT	256.3	226.6	13.1%	956.4	883.8	8.2%	4,258.1	3,543.6	20.2%
Depr. & Amort.	(165.1)	(140.7)	17.3%	(152.8)	(164.4)	-7.1%	(861.2)	(872.2)	-1.3%
EBITDA	421.5	367.4	14.7%	1,109.2	1,048.2	5.8%	5,119.3	4,415.8	15.9%
% of Total EBITDA	8.2%	8.3%		21.7%	23.7%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	1.0		100.0%	100.0%
COGS	-47.6%	-46.6%		-30.1%	(0.3)		-33.6%	-36.2%
Gross Profit	52.4%	53.4%		69.9%	0.7		66.4%	63.8%
SG&A	-37.5%	-37.6%		-37.7%	(0.4)		-31.9%	-32.5%
EBIT	14.8%	15.8%		32.3%	0.3		34.5%	31.3%
Depr. & Amort.	-9.6%	-9.8%		-5.2%	(0.1)		-7.0%	-7.7%
EBITDA	24.4%	25.7%		37.4%	0.3		41.5%	39.0%

Per Hectoliter (R$/hl)
Net Sales	93.3	102.0	-8.5%	357.9	367.6	-2.7%	140.4	142.3	-1.3%
COGS	(44.4)	(47.5)	-6.5%	(107.6)	(120.4)	-10.6%	(47.2)	(51.5)	-8.3%
Gross Profit	48.8	54.5	-10.3%	250.3	247.3	1.2%	93.1	90.8	2.6%
SG&A	(35.0)	(38.3)	-8.6%	(134.7)	(140.1)	-3.8%	(44.7)	(46.2)	-3.2%
EBIT	13.8	16.2	-14.3%	115.6	107.2	7.8%	48.4	44.6	8.6%
Depr. & Amort.	(8.9)	(10.0)	-11.1%	(18.5)	(19.9)	-7.4%	(9.8)	(11.0)	-10.7%
EBITDA	22.8	26.2	-13.1%	134.0	127.1	5.4%	58.2	55.5	4.8%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

Third Quarter 2006 Results November 9, 2006 Pág. 29

CONSOLIDATED INCOME STATEMENT
	AmBev Consolidated
Corporate Law	3Q06	3Q05%
R$ million

Net Sales	4,337.3	3,910.3	10.9%
Cost of Goods Sold	(1,479.5)	(1,391.7)	6.3%
Gross Profit	2,857.8	2,518.6	13.5%
Gross Margin (%)	65.9%	64.4%

Selling and Marketing Expenses	(950.4)	(871.3)	9.1%
% of sales	21.9%	22.3%
General & Administrative	(184.0)	(201.7)	-8.8%
% of sales	4.2%	5.2%
Depreciation & Amortization	(191.8)	(175.7)	9.2%
Total SG&A	(1,326.3)	(1,248.7)	6.2%
% of sales	30.6%	33.8%

EBIT	1,531.5	1,269.9	20.6%
% of sales	35.3%	30.6%

Provisions, Net	(160.3)	(31.9)	402.1%
Other Operating (Expense)	(268.9)	(311.5)	-13.7%
Equity Income	0.5	0.5	2.5%
Interest Expense	(326.4)	(257.3)	26.9%
Interest Income	52.9	15.1	249.0%
Net Interest Income (Expense)	(273.6)	(242.2)	13.0%
Non-Operating Income (Expense)	2.0	(6.4)	n.m.
Income Before Taxes	831.3	678.4	22.5%
Provision for Income Tax/Social Contrib.	(257.8)	(222.4)	15.9%
Provision for Profit Sharing & Bonuses	(85.4)	(54.8)	55.9%
Minority Interest	(2.1)	(2.2)	-4.2%

Net Income	486.1	399.1	21.8%
% of sales	11.2%	10.2%

Depreciation and Amortization	292.5	276.1	6.0%
EBITDA	1,824.0	1,546.0	18.0%
% of sales	42.1%	39.5%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Third Quarter 2006 Results November 9, 2006 Pág. 30

CONSOLIDATED BALANCE SHEET
Corporate Law	AmBev Consolidated
R$ 000	Sep 2006	Jun 2005
ASSETS
Cash	1,227,693	1,101,216
Marketable Securities	353,107	479,810
Accounts Receivable	1,039,595	977,574
Inventory	1,175,424	1,141,607
Recoverable Taxes	684,044	646,397
Other	1,094,925	1,021,434

Total Current Assets	5,574,788	5,368,038

Recoverable Taxes	4,065,803	4,102,549
Receivable from Employees/Financed Shares	80,951	79,222
Judicial Deposits, Compulsories and Fiscal Incentives	565,848	547,463
Other	397,577	439,620

Total Long-Term Assets	5,110,179	5,168,854

Investments	18,399,506	16,160,215
Property, Plant & Equipment	5,697,526	5,089,088
Deferred	457,838	487,659

Total Permanent Assets	24,554,870	21,736,962

TOTAL ASSETS	35,239,837	32,273,854

LIABILITIES
Short-Term Debt	1,031,574	830,721
Debentures	74,145	—
Accounts Payable	1,011,511	764,904
Sales & Other Taxes Payable	938,666	798,841
Dividend Payable	418,519	218,416
Salaries & Profit Sharing Payable	491,818	387,586
Income Tax, Social Contribution, & Other	344,166	279,574
Other	1,118,677	961,084

Total Current Liabilities	5,429,076	4,241,126

Long-Term Debt	5,693,476	6,001,782
Debentures	2,065,080	—
Deferred Sales Tax (ICMS)	383,572	372,524
Provision for Contingencies	1,212,102	1,059,639
Other	718,330	731,536

Total Long-Term Liabilities	10,072,560	8,165,481

TOTAL LIABILITIES	15,501,636	12,406,607

FUTURE RESULTS	149,945	149,945

MINORITY INTEREST	185,998	72,094

Paid in Capital	5,714,178	5,710,745
Reserves and Treasury shares	12,943,599	13,420,715
Retained Earnings	744,481	513,748

SHAREHOLDERS’ EQUITY	19,402,258	19,645,208

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	35,239,837	32,273,854

Third Quarter 2006 Results November 9, 2006 Pág. 31

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ 000	AmBev Consolidated 2Q06	AmBev Consolidated 2Q05
Cash Flows from Operating Activities
Net income	486,086	399,082
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	292,503	276,052
Contingencies and liabilites associated with tax disputes, including interest	160,292	31,927
Financial charges on contingencies	8,467	14,174
(Gain) loss on disposal of PP&E, net	24,436	5,294
Financial charges on stock option plan	(2,243)	(1,021)
Financial charges on taxes and contributions	(1,718)	(2,161)
Equity income	(471)	(460)
Financial charges on long-term debt	210,163	8,757
Provision for losses in inventory and other assets	—	8,971
Deferred income tax (benefit) expense	112,908	28,298
Foreign exchange holding effect on assets abroad	14,686	59,192
Forex variations and unrealized gains on marketable securities	82,280	(101,653)
(Gains) losses on participation on related companies	577	19,078
Amortization of goodwill	337,190	279,756
Recovery of Extemporaneous Credits	(1,004)	—
Minority interest	2,072	2,163
Reversion of provisions on investments	(21,964)	—
(Increase) decrease in assets
Trade accounts receivable	(18,117)	(188,719)
Sales taxes recoverable	(5,916)	(39,482)
Inventories	68,357	9,727
Judicial Deposits	(18,983)	(95,839)
Prepaid expenses	61,264	81,792
Receivables and other	(25,119)	(33,300)
(Decrease) increase in liabilites
Suppliers	174,430	142,874
Payroll, profit sharing and related charges	78,107	104,775
Income tax, social contribution, and other taxes payable	61,528	147,687
Cash used for contingencies and legal proceedings	(25,821)	(18,029)
Other	(84,265)	(8,200)

Net Cash Provided by Operating Activities	1,969,725	1,130,734

Cash Flows from Investing Activites
Acquisition of Investments, net from acquired cash	(2,634,774)	(101,503)
Disposal of property, plant and equipment	12,805	29,015
Marketable securities withdrawn (investment)	198,803	(1,654)
Collateral securities and deposits	2,644	6,255
Share buybacks by affiliates	—	(24,948)
Property, plant and equipment	(409,037)	(381,049)
Payment for deferred asset	(13,748)	(9,874)

Net Cash Provided (Used) in Investing Activities	(2,843,308)	(483,758)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	8,093	8,193
Dividends, interest distribution and capital decrease paid	(3,866)	(711,484)
Repurchase of shares in treasury	(512,109)	(30,720)
Increase in debt	3,311,510	2,172,451
Payment of debt	(1,807,813)	(2,071,111)
Increase in paid-in capital / Variation in minority interest	3,359	(40,877)

Net Cash Provided (Used) in Financing Activities	999,174	(673,547)

Foreign Exchange Variations on Cash	885	(14,906)

Subtotal	126,477	(41,477)

Cash and cash equivalents, beginning of period	1,101,216	897,078
Cash and cash equivalents, end of period	1,227,693	855,601
Net increase in cash and cash equivalents	126,477	(41,477)

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.